September 19, 2025

Raymond E. Reitsma
Chief Executive Officer
Mercantile Bank Corporation
310 Leonard Street, NW
Grand Rapids, MI 49504

       Re: Mercantile Bank Corporation
           Registration Statement on Form S-4
           Filed September 16, 2025
           File No. 333-290303
Dear Raymond E. Reitsma:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Brad Wyatt